Exhibit 3

CONTENTS 01 02 03 04 Executive Summary Transaction Overview Key Transaction Issues Moving Forward Disclaimers This material is for general informational purposes only and is not intended to be relied upon as investment advice. The opinions expressed are those of Driehaus Capital Management LLC (“Driehaus”) as of June 6, 2016 and are subject to change at any time due to changes in market or economic conditions. The information and opinions contained in this material are derived from proprietary and non-proprietary sources deemed by Driehaus to be reliable and are not necessarily all inclusive. Driehaus does not guarantee the accuracy or completeness of this information. There is no guarantee that any forecasts made will come to pass. Reliance upon information in this material is at the sole discretion of the reader. Driehaus is the investment adviser for clients beneficially owning 2,430,578 shares of Carmike Cinemas, Inc. as of June 6, 2016. Holdings are subject to change. The discussion of securities should not be viewed as a recommendation to buy, sell or hold any particular security. 1

Section 01 Executive Summary 2

01 Executive Summary AMC Entertainment’s prospective purchase of Carmike was the result of a deeply flawed sales process and it does not provide fair value to Carmike’s shareholders 1. Deeply flawed and shareholder unfriendly sales process Despite prospective conflicts of interest, Board failed to create a special committee of independent directors Zero effort to survey financial buyers– including failure to even respond to inbound indications of interest Failure to negotiate a ‘go-shop’ period Inclusion of a ‘Negotiating Period’, which essentially acts as de facto matching right 2. Change in control premium is grossly inadequate– substantial wealth transfer from Carmike to AMC Change of control premium of 19.5%, by far the lowest among strategic cash deals in 2016 Values shares at 13.2% discount to 52-week high, by far the worst among strategic cash deals in 2016 Vast majority of value accrues to AMC shareholders- AMC’s gain in market cap of $374mln in the week following deal announcement compares to just a $119mln total ‘premium’ for Carmike shareholders 3. Deal values Carmike at an egregious discount to comparable transactions by all relevant measures On effective EV/EBITDA basis, transaction values Carmike at 4.5x, a 50%+ discount to comparable transactions On an EV/Screen basis, transaction values Carmike at 335k/screen, a 60%+ discount to comparable transactions On ‘apples to apples’ basis, transaction values Carmike at a 50%+ discount to Wanda’s 2012 acquisition of AMC 4. Unhinged sales process and hyper-discounted valuation characteristic of a ‘distressed’ or ‘forced’ seller, not a company posting robust growth and record-breaking EBITDA like Carmike Carmike has posted a string of record-breaking quarters, and has best-in-class growth profile; over the last three years, Carmike’s box office per screen growth has exceeded peers by a wide margin (18.5% vs. 4%) and its concessions per patron growth of 25.7% is also tops among peers over the same period Explosive EBITDA growth runway: Untapped opportunities like expansion of alcohol service and upgraded menu, ‘tax on top’ initiative, renegotiation of studio scale deals, and myriad ‘ripe’ accretive bolt-on opportunities 3

Section 02 Transaction Overview 4

02 Transaction Overview

Deal Terms & Timing

Announcement of Transaction—March 3, 2016: AMC Entertainment Holdings Inc. to purchase Carmike Cinemas Inc. for $30.00 per share in cash

➢Expedited deal negotiations 'bottom-tick' markets amid Q1 recession fears

Deal negotiations began in earnest on January 6th, with relevant deal terms largely cemented when the draft merger agreement was provided on February 10th 2016 (offer of $30.00 per share proposed by AMC on 2/5/2016).[1] This period coincided with broader recessionary concerns hitting financial markets and a de-rating in the exhibitor space. Both the broader market and the exhibitor space have since recovered as recession fears receded:

Carmike Peers , $/shr[2]	2/10/2016	5/27/2016	% Gain
AMC Entertainment	$20.09	$29.12	**44.9%**
Regal Entertainment Group	$17.75	$21.24	**19.7%**
Cinemark Holdings Inc.	$27.68	$36.28	**31.1%**
Peer Set Mean			**31.9%**
Peer Set Median			**31.1%**

➢ Negotiations occur prior to report of record-breaking Carmike earnings, and transaction announced shortly thereafter

On February 29th, 2016, Carmike reported "All Time Records in Revenue, Operating Income, Theatre Level Cash Flow and Adjusted EBITDA"[3] The earnings report exceeded market expectations by a wide margin and shares rose by 14.8% to $25.11 on the day following the announcement, March 1st 2016. The AMC transaction was announced on March 3rd 2016, blunting prospective momentum and setting a ceiling on share price.

"Carmike's record fourth quarter and 2015 full year financial results reflect the ongoing success of our theatre-level initiatives, the progress we are achieving with our value-building theatre acquisition and organic growth strategies and the overall strength of the U.S. box office. Our admissions revenue growth per screen of over 15% in the 2015 fourth quarter and 9% for the full year, outpaced the industry by almost 500 and 200 basis points, respectively. We achieved record results across several key financial metrics, including a 19% rise in operating revenues to an all-time quarterly record, as well as a rise in operating income of over 100%, which drove increases in adjusted EBITDA and theatre level cash flow of approximately 61% and 51%, respectively"[4]

–David Passman, Carmike Cinemas' President and Chief Executive Officer, February 29th 2016

1. Schedule 14A, 5/23/2016
2. Source: Bloomberg pricing data
3. Carmike 8-K, Exhibit 99-1, 2/29/2016
4. *Id.*

5

02 Transaction Overview

Process

Process Deeply Flawed: No Special Committee, Incomplete Market Survey, No 'Go-Shop'

➢ **Lack of Special Committee left shareholders vulnerable in cash-out merger**

The negotiation with AMC was largely conducted by Carmike Chief Executive, David Passman. Because Mr. Passman stands to receive $8.4 million in additional merger related compensation– plus the opportunity to monetize $12.2 million in shares and vested stock options– his interests might diverge from those of stockholders generally, as even the company admits in its definitive proxy.[1] There is not a single mention of an independent director in the 'Background of the Merger' section of the definitive proxy.

➢ **No effort to survey financial buyers; nor even a response to inbound indications of interest**

On February 15th 2016, Carmike's Board decided that 'a sale of Carmike to a potential financial buyer was not expected to maximize shareholder value,' citing the "increased likelihood of leaks arising in a transaction.'[2] This determination is puzzling given that Carmike received ***three separate indications of interest from financial buyers at a single industry conference*** in December 2015, just one month prior to beginning negotiations with AMC Entertainment. The Carmike Board chose not to even respond to these inbound inquiries.[3]

➢ **Absence 'Go-Shop' provision compounds procedural concerns**

The illusory market survey is made worse by the fact that the merger agreement does not include a 'go-shop' provision,[4] forcing any prospective acquirer to proceed with incomplete information and face the prospect of a meaningful termination fee payable to AMC.

➢ **'Negotiating Period' serves as a de facto matching right, making a competing bid even less likely**

The merger agreement stipulates that even if Carmike were to receive a superior offer, AMC would have a 3 business day 'Negotiation Period' to amend their prior $30.00 share offer so that the competing offer "ceases to be a Superior Proposal."[5] This is essentially a matching right by a different name; when combined with the lackluster initial market survey and the absence of a go-shop, it substantially and purposefully decreases the probability of a competing offer.

➢ **At May 25th 2016 annual meeting just 49% of shares vote 'For' reelection of Chair of Carmike Corporate Governance Committee**

Shareholders reacted to this flawed and preclusive process by withholding support from directors during Carmike's annual meeting on May 25th 2016. Of the seven directors standing for election, none received more than 56.6% shareholder support; in fact, only 49% of shares were voted in support of re-electing Patricia A. Wilson, Chair of Corporate Governance.[6]

1. Schedule 14A, 5/23/2016
2. *Id.*
3. *Id.*
4. *Id.*
5. *Id.*
6. *Form 8-K, 5/27/2016*

6

Section 03 Key Transaction Issues 7

03 Key Transaction Issues

Insufficient Takeover Premium

Change of control premium is <u>the lowest</u> among strategic cash-out transactions in 2016

➢ **Excluding Carmike/AMC, strategic cash-out mergers announced in 2016 have had premiums ranging from 29.1%-56.3%.[1] <u>Carmike Shareholders are set to receive the lowest change in control premium– by an order of magnitude– at just 19.5%</u>:**

Announcement Date	Target	Acquirer	Premium
2/16/2016	ADT Corp/The*	Apollo Global Management LLC	56.3%
2/23/2016	Newport Corp	MKS Instruments Inc	52.9%
1/8/2016	Affymetrix Inc	Thermo Fisher Scientific Inc	52.0%
2/1/2016	Alere Inc	Abbott Laboratories	50.5%
3/16/2016	Rofin-Sinar Technologies Inc	Coherent Inc	41.9%
3/20/2016	Valspar Corp/The	Sherwin-Williams Co/The	34.8%
3/3/2016	Tumi Holdings Inc	Samsonite International SA	32.9%
2/17/2016	Ingram Micro Inc	Tianjin Tianhai Investment Co Ltd	31.2%
3/17/2016	Columbia Pipeline Group Inc**	TransCanada Corp	29.1%
3/3/2016	Carmike Cinemas Inc	AMC Entertainment Holdings Inc	19.5%
		Mean Premium	42.4%
		Median Premium	41.9%

**Although Apollo Global is a financial buyer, purchase here was strategic given existing security business*

***Premium versus unaffected Columbia pre-report of transaction talks on 3/10/2016*

1. Source: Bloomberg pricing data; includes strategic, all-cash, U.S. transactions over $500 million announced in 2016 (January 1, 2016 through May 27, 2016). Utility and REIT transactions are excluded because of their unique, yield-driven, industry dynamics and characteristically lower historical relative premiums compared to sectors such as consumer discretionary/entertainment. Average & median is ex-Carmike.

8

03 Key Transaction Issues

Insufficient Takeover Premium

Premium vs. 52-week high is <u>also the lowest</u> among 2016 strategic cash-out deals

➢**AMC's $30.00 per share offer is actually a 13.2% discount to Carmike's 52-week high of $34.55. Excluding Carmike/AMC, strategic cash-out mergers announced in 2016 offered an average premium of 8.7% to the target's 52-week high; the median was a premium of 6.8%.[1] <u>Carmike's 13.2% discount once again the worst by an order of magnitude</u>:**

Announcement Date	Target	Acquirer	Premium Versus 52-Week High
1/8/2016	Affymetrix Inc	Thermo Fisher Scientific Inc	30.7%
2/23/2016	Newport Corp	MKS Instruments Inc	11.7%
3/20/2016	Valspar Corp/The	Sherwin-Williams Co/The	8.2%
2/16/2016	ADT Corp/The*	Apollo Global Management LLC	7.1%
3/3/2016	Tumi Holdings Inc	Samsonite International SA	6.5%
3/16/2016	Rofin-Sinar Technologies Inc	Coherent Inc	5.8%
2/17/2016	Ingram Micro Inc	Tianjin Tianhai Investment Co Ltd	1.1%
2/1/2016	Alere Inc	Abbott Laboratories	-1.4%
3/3/2016	Carmike Cinemas Inc	AMC Entertainment Holdings Inc	-13.2%
	Mean Premium		8.7%
	Median Premium		6.8%

1. Source: Bloomberg pricing data; Columbia Pipeline Group Inc. not included in target list because it had been an independent publicly traded company for less than 52-weeks at the time of the announcement of its deal with TransCanada Corp on 3/17/2016. Average & median is ex-Carmike.

9

03 Key Transaction Issues | **Inequitable Value Distribution**

AMC captures a disproportionate share of the deal's value creation

➢**AMC's market capitalization rose by $374 million in the first full week of trading after the acquisition announcement, while Carmike's market value increased by just $119 million,[1] implying that <u>76% of the deal's value is captured by AMC</u>. This is highly atypical; usually, a lion's share of the value is captured by the target via a healthy change in control premium.**
Additionally, even this percentage vastly underestimates the value capture of AMC; namely, because Carmike's top shareholder had already expressed its disapproval of the deal by this time,[2] the market was surely discounting the probability of Carmike's shareholders approving the deal. This had the effect of pushing up Carmike's shares (after the first full week subsequent to announcement on 3/11/2016, shares were trading at exactly $30.00 per share, indicating zero 'arbitrage' or time value of money discount) and likely weighed on AMC's shares on a relative basis.

Market Capitalization, mln	3/3/2016	3/11/2016	$ Gain
AMC Entertainment	$2,504	$2,878	$374
Carmike Cinemas Inc.	$614	$733	$119
Acquirer Value Capture, %			76%

➢**And while Carmike's shareholders received the lowest premium among all strategic cash-out target companies, <u>AMC's shareholders enjoyed the largest 1-week gain in share price among acquirers</u>:[3]**

Acquirer	% Change in Share Price, 1 Week Post-Announcement
AMC Entertainment Holdings Inc	14.9%
Apollo Global Management LLC	9.7%
Coherent Inc	4.3%
Samsonite International SA	1.9%
TransCanada Corp	1.4%
Thermo Fisher Scientific Inc	0.6%
MKS Instruments Inc	-0.1%
Abbott Laboratories	-1.0%
Sherwin-Williams Co/The	-1.6%
Mean Change	1.9%
Median Change	1.0%

1. Source: Bloomberg pricing data; last 'unaffected' trading pre-announcement for AMC and Carmike shares is 3/3/2016; so one week 'affected' trading period is 3/4/2016-3/11/2016. Average & median are ex-AMC.
2. "AMC Merger Pushback," *BloombergGadfly*, by Tara Lachapelle, 3/8/2016
3. Source: Bloomberg pricing data; note that Tianjin Tianhai Investment Co. (buyer in Ingram Micro transaction, announced 2/17/2016) was not included because of unavailable pricing data on acquirer shares.

10

03 Key Transaction Issues

Unprecedented Bargain Purchase

Carmike's EV/Screen valuation would be by far the lowest among precedent deals

➢**AMC's offer values Carmike at just $355,450 per screen, a 60%+ discount to the median comparable transaction since 2013[1] (i.e., deals recent enough to be relevant).**

Furthermore, the $355k figure represents a staggering 58% discount to the next 'cheapest' deal. This is particularly disconcerting because it is logical for premiums to be larger for larger transactions given the immediate scale an acquirer can amass; not coincidentally, the largest comparable transaction, Vue Entertainment, also garners the highest per screen valuation at $1.1 million per screen. Carmike is more than twice the size on a screen count basis, but is selling itself at a 68% discount.

Date	Target	Acquirer	Size, $Mln	Screens	EV/Screen, $
4/4/2016	Mars Entertainment	CJ CGV	800	736	1,086,957
3/3/2016	**Carmike Cinemas**	**AMC Entertainment**	**1,050**	**2,954**	**355,450**
6/3/2015	Hoyts	Wanda Group	366[2]	415[2]	881,205
1/10/2014	Cinema City	Cineworld	829	966	858,276
6/27/2013	Empire Theatres	Cineplex Inc.	185	218	849,083
6/10/2013	Vue Entertainment Ltd	OMERS & AIM	1,455	1,321	1,101,438
	Mean Comp				**955,392**
	Median Comp				**881,205**

➢**A more reasonable valuation starting point would be between an EV/Screen between $550,000-$650,000; this represents a less jarring 30% discount to comparable transactions. At $600,000 per screen, Carmike would be valued at $59.55/share:**

Carmike Cinemas, Purchase Price Sensitivity

EV/Screen, $	Implied EV	Implied Purchase Price, $/Shr
500,000	1,477	$47.46
550,000	1,625	$53.51
600,000	**1,772**	**$59.55**
650,000	1,920	$65.59
700,000	2,068	$71.63

1. Peer transaction set includes exhibitor deals >$175 million. Assumes purchase EV of $1.05 billion, which properly accounts for Carmike's Screenvision stake.
2. Accounts of purchase price (and other relevant information) for Wanda Group's purchase of Hoyt's were sketchy and diverged widely– namely, many sources pegged the purchase price at $800 million USD or higher (Australian Financial Review), while Bloomberg's pricing data pegged the deal at less than half that amount. The $366 million figure represents the lowest in the accounts we found- we did this in the interest of being conservative with our valuation metric. Specifically, had we used the $800 million figure, the average comp would have ballooned to $1.2 million per screen compared to the $955,392 figure calculated above.

11

03 Key Transaction Issues

Unprecedented Bargain Purchase

Carmike's effective sale multiple would be 4.5x EBITDA, by far the lowest in modern history

- **Given Carmike's 2015 EBITDA of $135 million, AMC's nominal purchase multiple is 7.8x.[1] But once synergies are taken into account– at $35 million annually, synergies are worth $449 million at AMC's pre-tax multiple of 12.8x[2]– that multiple drops to 4.5x, by far the lowest sale multiple in modern history[3]**

And, if anything, the actual effective purchase multiple is likely even lower! The 4.5x multiple delineated above (and in the graphic below) doesn't account for Carmike's NOLs (NPV of $40 million) nor for the additional shares in National CineMedia AMC is set to receive as a result of the acquisition. Furthermore, the $35 million synergy estimate seems overly conservative given that film rental harmonization and capital lease retirement alone are worth $25 million annually; with SG&A and revenue synergies, the total figure could easily exceed $50 million.

Carmike, Effective Purchase Multiple

Post-Synergy Multiple Just 4.5x

Assumes:[1]

Annual Deal Synergies: $35 million


7.8x
(3.3x)
4.5x
Pre-Synergies/NOLs Transaction Multiple
NPV of Deal Synergies
Effective Deal Multiple

1. Assumes purchase EV of $1.05 billion which properly accounts for Carmike's Screenvision stake. Note that some post-announcement company accounts have used an adjusted EBITDA figure of $126 million. However, this $126 million figure does not comport with industry standards and departs from the company's pre-deal earnings press release, which touted the correct $135 million figure. Despite the transparent attempt at revisionist history, $135 million is the correct number.
2. Source: Bloomberg pricing data
3. Please see the following page for comparable transactions

12

03 Key Transaction Issues

Unprecedented Bargain Purchase

Carmike's effective sale multiple would be 4.5x EBITDA, by far the lowest in modern history

➢**Carmike's effective sale multiple of 4.5x represents a 50% discount to comparable transactions since 2013**[1]

Additionally, the 4.5x effective multiple represents a remarkable 36% discount to the next 'cheapest' deal. Once again, larger deals garner premium multiples; of deals larger than $500 million, the effective sale multiple averaged 9.7x trailing EBITDA. Carmike would be the largest of the recent deals by screen count and the second largest by EBITDA, further highlighting the glaring inadequacy of the paltry sale multiple.

Date	Target	Acquirer	Size, $Mln	TTM EBITDA	Synergies, NPV[2]	Effective EV/EBITDA
4/4/2016	Mars Entertainment	CJ CGV	800	67	0	12.0x
3/3/2016	**Carmike Cinemas**	**AMC Entertainment**	**1,050**	**135**	**449**	**4.5x**
6/3/2015	Hoyts	Wanda Group	366	N/A[3]	0	10.9x[3]
1/10/2014	Cinema City	Cineworld	829	91	42	8.7x
6/27/2013	Empire Theatres	Cineplex Inc.	185	19	49	7.0x
6/10/2013	Vue Entertainment Ltd	OMERS & AIM	1,455	171	0	8.5x
	Mean Comp					**9.4x**
	Median Comp					**8.7x**

➢**A more reasonable valuation starting point would be an effective sale multiple between 7.0x and 8.0x EV/EBITDA, which would still represent a 20%-30% discount to comparable transactions. At 7.5x effective EV/EBITDA, Carmike would be valued at $46.83/share:**

Carmike, Effective EV/EBITDA Valuation Sensitivity	
EV/EBITDA	Implied Purchase Price, $/Shr
6.5x	$41.31
7.0x	$44.07
7.5x	**$46.83**
8.0x	$49.59
8.5x	$52.35

1. Peer transaction set includes exhibitor deals >$175 million. 'Since 2013' is used as a qualifier because deals announced prior are likely characteristic of a dramatically different M&A and valuation environment; namely, in the three-year period from 5/2013-5/2016, the market markedly re-rated, with global financial bourses climbing steadily and the S&P 500 rising by 60%. In the years prior to 2013, the upward re-rating would be even steeper on a relative basis compared to the current valuation climate.
2. For the purpose of consistency, synergy NPV is calculated for the Cineworld and Cineplex transactions utilizing the same 12.8x multiple utilized for AMC's prospective purchase Carmike as delineated earlier. Zero synergies are ascribed to deals with financial buyers with no prospective cost eliminations as well as to buyers with no existing theatres in the country of its respective acquisition target.
3. Once again, data on the Wanda/Hoyt transaction was hard to come by and we could not definitively verify an EBITDA figure and instead deferred to an account of EBITDA purchase multiple.

13

03 Key Transaction Issues The deal cited most prominently1 in defense of AMC’s plainly insufficient $30/share offer for Carmike is Wanda Group’s 2012 purchase of AMC for 7.5x trailing EBITDA. But two steps must be taken to make the comparison ‘Apples to Apples’: Step 1: Market Adjustment On the date that Wanda announced its acquisition of AMC (May 21st 2012), the S&P 500 closed at 1315.99 and the market’s EV/trailing EBITDA ratio stood at 8.9x; since then, the market has risen by 59.5% and EV/trailing EBITDA has expanded to 12.75x (expanding by 43.3%).2 For an ‘apples to apples’ comparison, Wanda’s purchase multiple should obviously be adjusted accordingly. When the 7.5x purchase multiple is expanded by 43.3% to account for the substantial market re-rating, it implies a purchase multiple of 10.75x. At a 10.75x multiple, CKEC is worth $46.84 per share, or $16.84 more than the current offer: Wanda’s 2012 purchase of AMC implies fair price for Carmike shares of $65.20 per share ‘Apples to Apples’ CONTINUED ON THE FOLLOWING PAGE Wanda’s 2012 purchase of AMC implies fair value for Carmike of $65.20/share See Carmike Cinema 8-K, EX-99.1, dated 5/26/2016. The other deal cited prominently is Cinemark’s 2006 acquisition of Century Theatres; but we believe this example is irrelevant given the dramatic market and sector-specific changes that have occurred over the past decade. Source: Bloomberg market data, as of 5/27/2016 14

03 Key Transaction Issues Wanda’s 2012 purchase of AMC implies fair price for Carmike shares of $65.20 per share Wanda’s 2012 purchase of AMC implies fair value for Carmike of $65.20/share Step 2: Synergy Adjustment There were zero synergies to be wrung from Wanda’s 2012 acquisition of AMC because Wanda had no other theatre operations in the U.S. In contrast, the Carmike acquisition has announced synergies of $35 million–which implies an NPV of $449 million,1 or $18.36 per Carmike share. When added to the $16.84 market adjustment above, this yields an implied deal price of $65.20: ‘Apples to Apples’ See earlier delineation of NPV calculation; $35 million at a 12.8x pre-tax net income multiple 15

Section 04 Moving Forward 16

04 Moving Forward Wanda’s 2012 purchase of AMC implies fair price for Carmike shares of $65.20 per share Maximizing Shareholder Value By any measure, it appears that the proposed transaction clearly and dramatically undervalues Carmike’s shares. A flawed sales process and diminutive valuation is characteristic of a ‘forced’ or ‘distressed’ seller– not a company posting robust growth and record EBITDA like Carmike. The standalone opportunity is immense: Best-in-class organic growth runway Over the past three years Carmike has increased its box office per screen by 18.5%, compared to just 4% growth among exhibitor peers (Cinemark, Regal, AMC) over the same period.1 Furthermore, Carmike has increased its concessions per patron by 25.7% over the past three years, the highest growth rate among exhibitor peers.2 In fact, Carmike generates the highest concessions per attendee among exhibitors– this is crucial because 85%-90% of concession sales drop to the bottom line compared to 30%-40% for box office– and shows no sign of slowing (per patron spending rose by 12.5% in Q1 2016). Additionally, Carmike is just scratching the surface with its rollout of expanded menu options and alcohol service; as of the end of Q1, just 58 of 376 locations served alcohol and just 52 of 376 locations had rolled out the expanded menu offering.3 These initiatives will buttress already best-in-class per capita spending during the remainder of 2016 and throughout 2017-2018. Furthermore, Carmike’s ‘tax on top’ pricing initiative generated 8.3% growth in average ticket price during Q1 2016 with no appreciable impact on attendance, providing a perpetually higher pricing baseline as improvement initiatives drive a more differentiated product. Carmike has posted two consecutive record-breaking quarters and offers a compelling standalone opportunity: Organic growth runway, accretive tuck-ins, and margin tailwinds offer substantial upside B Riley, Media & Entertainment Research; note that AMC LTM data is available beginning December 2013 (namely, trailing 12-months beginning in December 2012). From 12/2013 to 5/2016, AMC’s LTM box office per screen grew by just 2%. For a proxy of growth between May 2013-December 2013, we ascribed the better of Cinemark/Regal growth to AMC for the 7-month period from May 2013-December 2013. Cinemark and Regal grew LTM box office per screen by 3% and 2%, respectively, over that period, leading us to ascribe 3% growth to AMC’s box office per screen over the same period (namely, the 3% Cinemark growth rate). If anything, this likely flatters AMC’s 3-year per screen growth, given that it only grew by 2% over the following 29 months, and we ascribed 3% growth to the seven-month time frame from 5/2013-12/2013. Id. Barrington Equity Research CONTINUED ON THE FOLLOWING PAGE 17

04 Moving Forward Wanda’s 2012 purchase of AMC implies fair price for Carmike shares of $65.20 per share Maximizing Shareholder Value Prime position as industry consolidator Carmike is the dominant domestic exhibitor in smaller rural markets– and while urban-focused exhibitor peers realize higher average ticket prices, they also face more direct competitive overlap, higher overhead, and stiffer competition for tuck-in acquisitions. Because of this privileged consolidator position, Carmike is the only one of its peers to consistently grow its screen count at a high single-digit CAGR.1 Despite a curiously timed acquisition drought in 2H 2015, Carmike Management has cited 9,000 screens in the next few dozen circuits smaller than Carmike, half of which they view as ‘ripe’ for consolidation.2 Margin improvement tailwinds Perhaps what is most remarkable is that Carmike has achieved such rapid EBITDA growth without substantial margin expansion (margins grew by just ~100bps from 2009-2015).3 This presents an extraordinary opportunity for EBITDA growth acceleration moving forward, particularly so given Carmike’s elevated film rent expense. Film rent expense naturally benefits substantially from scale, as size offers exhibitors commensurate leverage when negotiating studio agreements. Carmike’s studio scale agreements have not changed since it began its acquisition tear (from 2012-2015, Carmike expanded from 2,215 screens to 2,954 screens, an increase of 33%), and management has stated that it believes it has the opportunity to favorably renegotiate the agreements over the coming years.4 This is important because film exhibition costs as a % of revenue for Regal and AMC were both about 200bps lower than Carmike’s, completely accounting for Carmike’s lower EBITDA margin. Given Carmike’s far superior growth trajectory relative to peer exhibitors, tightening this gap would not only lead to multiple convergence, but in fact, likely would lead to a premium multiple for Carmike shares. Carmike has posted two consecutive record-breaking quarters and offers a compelling standalone opportunity: Organic growth runway, accretive tuck-ins, and margin tailwinds offer substantial upside B Riley, Media & Entertainment Research and company filings; annual screen count growth measured at the end of 1H of each calendar year, i.e. at last week in June relative to one year prior Id. Source: Bloomberg financial data Id. at note 1 18